            MEDirect Latino

October 13, 2006
VIA E-MAIL

Mr. Rene Murai
Murai Wald Biondo Moreno & Brochin
Two Alhambra Plaza. Penthouse 1B
Coral Gables, Florida 33134

Re: Outside Directors

Dear Mr. Murai:

Please note that we have many additional comments to your letter and disagree with many of the characterizations which you have put forth.

We have had to adjourn an on-going meeting with the Company's auditors and advisors, where we are attempting to complete the 10-K. today, as required by the SEC. This filing is vital to the best interests of the Company as to remain compliant and further protects the best interest of the Company and the shareholders. Our having to adjourn this most important meeting with only 5 hours left to complete the 10-K, further illustrates your client's inability to act in the best interest of the Company.

Again your clients have failed to understand the injury they are continuing to bring upon the Company by their inability to recognize that the Company has limited resources and staff to not only answer your misrepresentations but continue to "fish" for information which they knowingly understand does not exist

The Company has not only cooperated with the special committee but recommended its development. The Company, including Ms. Towsley and myself have provided counsel with all information which was asked of us, and endured interrogations which were not only distasteful but invasive in an effort to bring to conclusion the observations of Ms. Rice, a disgruntled former employee whom the Company is in litigation with. I will add we have been informed by members of the special committee and former counsel that your clients believe they may have been misled by Ms. Rice, and they are disappointed by her.

Regarding your incomplete timeline, let's include all the facts. Your clients solicited Ms. Rice on August 20, 2006, she responded on August 22, 2006. The Company held a full meeting of the Board of Directors on August 28, 2006 where your clients failed to disclose this most material correspondence. This breach of fiduciary duty of the Directors of a public company has grave implications.

        Further, your clients withheld material information for several weeks, waiting until September 8, 2006 to alert the Company that such communication existed. The true timeline suggests that the independent members not only failed in their fiduciary responsibility but were in fact not acting in the best interest of the Company and appear to be acting in their own best interests. The independent members withheld vital information and misled the Board of Directors during the August meeting by not disclosing same when Melissa Rice was the first item on the agenda. Again, we ask why your clients did not bring this correspondence to light immediately. We assure you, if necessary, we will certainly investigate this matter fully.

The Company not only responded timely to the requests by the committee but placed their requests for information ahead of important deadlines that the Company must meet for the on-going operations. We instructed Mr. Berkovitz to assist the committee; however, we did instruct him that the year end audits were the priority. In fact, upon the completion of the audits they will further discredit Ms. Rice.

Absent the completion of the Year End Financials, the Company will not be able to attract favorable financing and will have to institute extreme cost cutting measures. Your clients fail to understand this, as do you. Again this indicates that you and your clients have a general contempt for the Company and our shareholders.

Further, the special committee has yet to deliver, in writing, any deficiencies in their inquiry prior to today, the deadline date for our filing, further injuring the Company. We understood that the special committee's only final document was the audit of the trailing revenue releases which were being handled by the auditor as part of the audit process. Again your clients have waited until the 12th hour to forward objections.

Please be aware the Company, including all Board members want to conclude the special committee's mandate and we will complete same if your clients are involved or not, as this is in the Company's best interest.

However, at this point your clients should resign from the Board of Directors, as they are not acting in the best interest of the Company or its shareholders. For you to threaten the Company, on behalf of your clients, that they are going to refuse to sign the Form 10-K even before they have had an opportunity to review same is reprehensible.

We believe it is in the best interest of your clients and the Company for your clients to resign immediately. We do not want to delve into further inquiry into the actions of the independent members and prefer to end our relationship on a positive note. An amicable separation is in everyone's best interest

Sincerely,

/s/ Debra L. Towsley
President and CEO

/s/ Raymond Talanco
Executive Vice-President and Co-Chairman